Project number: 3CE016.010

Toronto, June 17, 2021

CONSENT OF PAUL KELLER

I, **PAUL KELLER**, do hereby consent to the public filing of the technical report entitled **Technical Report for the Platosa Polymetallic (Silver, Lead and Zinc) Mine, Mexico**, (the "Technical Report") and dated June 17, 2021, with an effective date of March 31, 2021, and any extracts from or a summary of the Technical Report under the National Instrument 43-101 disclosure of Excellon Resources Inc. (the "Company") and to the filing of the Technical Report with any securities regulatory authorities.

I further consent to the Company filing the report on SEDAR and consent to press releases made by the Company with my prior approval. In particular, I have read and approved the press release of Excellon Resources Inc. dated June 17, 2021 (the "Disclosure") in which the findings of the Technical Report are disclosed.

I also confirm that I have read the Disclosure and that it fairly and accurately represents the information in the Technical Report that supports the Disclosure.

Dated this 17th day of June, 2021

(original signed)

Paul Keller, PEng
Chief Operating Officer
Excellon Resources Inc.